News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Issues Shares to Microsoft upon Conversion of Preferred
    Securities

    TORONTO, Oct. 24 /CNW/ - Rogers Communications Inc. ("Rogers" or the
"Company") announced that it today issued 17,142,857 of its Class B Non-voting shares to Microsoft R-Holdings, Inc. ("Microsoft"), a subsidiary of Microsoft
Corporation. The issuance of these shares is further to Rogers' press release of October 17, 2005 announcing the notice of conversion received from
Microsoft with respect to the C$600 million 5 1/2% Convertible Preferred
Securities due August 2009.

    About the Company:
    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access,voice-over-cable telephony services and video retailing; and Rogers
Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. On July 1, 2005, Rogers completed the acquisition of
Call-Net Enterprises Inc. (now Rogers Telecom Holdings Inc.), a national provider of voice and data communications services. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright(at)rci.rogers.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media./
    (RCI.MV.A. RCI.NV.B. RG)

CO:  Rogers Communications Inc.

CNW 16:29e 24-OCT-05